FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES TERMINATION OF $17.655 MILLION

COMMITMENT LIABILITIES

(Agreement Includes Receipt by JED of $2 Million)

(All amounts in US dollars)

Didsbury, Alberta – Monday, May 7, 2007 – JED Oil Inc. (AMEX: JDO) (“JED”) today announced that it has signed an agreement to terminate contracts to utilize five drilling rigs with a major drilling company.  JED estimated in its 2006 annual financial statements released March 30th that its future payments under the five contracts for 2007 through 2010 would total $17.655 million.  In a related transaction, the drilling company paid JED $2,044,981 in settlement of JED’s outstanding advance of $4,089,962.

In July 2005 JED advanced $4,517,000 to the drilling company to be used to construct 5 drilling rigs, which rigs were dedicated to JED’s use.  The advance was to be repaid by offsetting the amount of the advance against the day rates for the drilling rigs.  JED also entered into standard contracts for each of the 5 rigs to utilize each of them for 750 days over 3 years from the dates they were delivered to JED.  Payment of the day rate for the rigs would be owed whether or not the rigs were actually utilized. Through December 31, 2006, 3 of the drilling rigs had been delivered to JED and utilized for fees of $427,037, which were offset as payments against the advance.  Of the outstanding balance of the advance of $4,089,962, JED received 50%, being $2,044,981, and the remaining 50% was deemed paid as an offset to a termination fee to the drilling company.

“The advance and 3-year drilling contracts for the 5 drilling rigs were negotiated by JED in anticipation of the high demand for rigs and resulting shortage in 2005 and 2006,” stated Tom Jacobsen, JED’s CEO.  “They served their purpose by ensuring that JED had available drilling rigs during this period, and now the termination of the contracts benefits JED as the drilling activity in North America has slowed down and there is now a surplus of rigs.”  James Rundell, President of JED, further noted, “At a cost to JED of $2.05 million not recovered from our advance, we received a cash payment of $2.05 million plus $0.4 million worth of drilling rig utilization in 2005 and 2006, and terminated commitments to pay an estimated $17.655 million over the next 4 years for drilling rigs that we might not need or can obtain at a better cost.  We are very pleased with the terms of the contract terminations.”

About JED Oil Inc.

Established in September 2003, JED is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

This press release contains forward-looking statements. The word “estimated” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Factors that may affect future results are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Tom Jacobsen, CEO(403) 335-2107

Linda Latman  (212) 836-9609

Marcia Johnston, General Counsel (403) 335-2105

Lena Cati (212) 836-9611

www.jedoil.com

www.theequitygroup.com